Rule 424(b)(5)
                                                   Registration Number 333-2546


                    PROSPECTUS SUPPLEMENT DATED JULY 10, 1997

                          Regency Realty Corporation


                               2,052,750 Shares
                                 Common Stock


All of the shares of Common Stock offered hereby are being sold directly by Regency Realty Corporation (the "Company") at a price of $27.25 per share pursuant to the exercise by Security Capital Holdings S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USREALTY") of participation rights under the terms of a Stockholders Agreement dated as of July 10, 1996, as amended, with the Company. Such exercise of participation rights is being made in connection with an underwritten public offering (the "Underwritten Offering") by the Company pursuant to a Prospectus Supplement dated July 10, 1997 of 2,415,000 shares of Common Stock. An aggregate of 1,785,000 shares offered hereby are being sold to SC- USREALTY concurrently with the closing of the Underwritten Offering at the same price per share as the shares being sold in the Underwritten Offering. Pursuant to its participation rights, SC-USREALTY also has the right to purchase up to 267,750 shares offered hereby in an amount equal to up to 73.9% of the number of shares purchased by the underwriters upon the exercise, if any, of a 30-day over-allotment option covering 362,250 shares granted to the underwriters by the Company.

The net proceeds to the Company from the sale of 1,785,000 shares of Common Stock being sold to SC-USREALTY hereby, after deducting estimated offering expenses, will be approximately $48.6 million (approximately $55.9 million if SC-USREALTY elects to exercise its participation rights in full upon exercise in the Underwritten Offering by the underwriters of their over-allotment option in full). The net proceeds to the Company from the sale of the Common Stock offered in the Underwritten Offering, after deduction of the underwriting discounts and commissions and estimated offering expenses, will be approximately $62.2 million ($71.5 million if the underwriters' over-allotment option is exercised in full). All of the net proceeds from both offerings will be used by the Company to repay borrowings outstanding under the Company's revolving line of credit, which matures in May 1999 and had an interest rate of 7.18% per annum as of June 30, 1997 (floating rate of LIBOR plus 1.50%). Such borrowings were incurred in the past year to finance the acquisition of shopping centers.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                              IS A CRIMINAL OFFENSE.




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